I, Akemi Kozu Tosto, the Chief Executive Officer of AKT Pictures, LLC , hereby certify that the financial statements of AKT Pictures, LLC, and notes thereto for the periods ending December 31, 2024 and December 31, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the
_____March 20, 2025_____ (Date of Execution).

_____ (Signature)

CEO
_____ (Title)

_____March 20, 2025_____ (Date)

AKT Pictures, LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

AKT PICTURES, LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,	**2024**	**2023**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 18,834	$ 4,713
Available For Sale Securities	4	4
Total Current Assets	**18,838**	**4,717**
Property and Equipment, net	124	621
Intangible Assets	44,354	18,182
Total Assets	**$ 63,316**	**$ 23,520**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 2,177	$ 407
Current Portion of Loans and Notes	-	9,012
Profit Participation Liability, net of fees	123,904	73,176
Total Current Liabilities	**126,081**	**82,595**
Total Liabilities	**126,081**	**82,595**
MEMBERS' EQUITY		
Members' Equity	(62,765)	(59,075)
Total Members' Equity	**(62,765)**	**(59,075)**
Total Liabilities and Members' Equity	**$ 63,316**	**$ 23,520**

See accompanying notes to financial statements.

AKT PICTURES, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Revenue	-	-
Gross Profit	**-**	**-**
Operating Expenses		
General and Administrative	23,884	30,144
Sales and Marketing	1,927	7,064
Total Operating Expenses	**25,811**	**37,208**
Net Operating Loss	**(25,811)**	**(37,208)**
Interest Expense	127	1,095
Other Loss/(Income)	(4,885)	(775)
Loss Before Provision for Income Taxes	**(21,053)**	**(37,528)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (21,053)**	**$ (37,528)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2022	$ (39,332)
Capital Contribution	14,770
Owners' Draw	(500)
Realized Gain on Investments (Reclassified from OCI)	3,514
Net Loss	(37,528)
Balance—December 31, 2023	$ (59,075)
Capital Contribution	17,663
Owners' Draw	(300)
Net Loss	(21,053)
Balance—December 31, 2024	$ (62,765)

See accompanying notes to financial statements.

AKT Pictures, LLC
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss)	$ (21,053)	$ (37,528)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property and Equipment	684	622
Realized Gain on Investments (Reclassified from OCI)		3,514
Changes in operating assets and liabilities:		
Credit Cards	1,770	43
Net Cash Used In Operating Activities	**(18,599)**	**(33,349)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(187)	-
Available For Sale Securities	-	15,488
Purchases of Intangible Assets	(26,172)	(1,634)
Net Cash Provided/Used in Investing Activities	**(26,359)**	**13,854**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Contribution	17,663	14,770
Owners' Draw	(300)	(500)
Profit Participation Liability, net of fees	50,728	-
Borrowing/Repayment of Loans	(9,012)	7,093
Net Cash Provided by Financing Activities/Net Cash Used in Financing Activities	**59,079**	**21,363**
Change in cash	14,121	1,868
Cash—beginning of year	4,713	2,845
Cash—end of year	**$ 18,834**	**$ 4,713**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATION

AKT Pictures, LLC was incorporated on March 14, 2018, in the state of California. The financial statements of AKT Pictures, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington, District of Columbia.

The company aims to generate revenue by producing the motion picture "When I Was A Human" (WIWAH), a heartwarming comedy about a shelter dog who magically transforms into a human to win back his owner's love. Featuring a star-studded cast, including Danny Trejo and Rebecca De Mornay, the film is based on a critically acclaimed short. Backed by Film Independent, it offers tax-deductible contributions for supporters. Investors receive a share of the profits, making it both an exciting and rewarding opportunity.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer Hardware	3 years

Intangibles

The Company accounts for film costs in accordance with ASC 926 – Entertainment – Films. Costs directly related to the production of a film, including direct production costs, production overhead, and allocated interest, are capitalized as incurred.

Amortization
Capitalized film costs are amortized using the individual-film-forecast method, which amortizes costs in proportion to the film's estimated total revenue. Amortization begins once the film is released and revenue is generated. Estimated total revenue is periodically reviewed and updated based on the most current information available.

Impairment
Capitalized film costs are reviewed for impairment whenever events or changes in circumstances indicate that the fair value of the film may be less than its carrying amount. If estimated future revenue is insufficient to recover the unamortized film costs, an impairment charge is recognized.

As of December 31, 2024, the Company has capitalized $44,354 in film production costs. Since the film is still in production, no amortization has been recorded.

Impairment of Long Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company expects to generate revenue through multiple channels, including:

- Theatrical Distribution: Revenue from box office sales is recognized when the film is exhibited in theaters and earnings are reported by distributors.
- Streaming and Digital Sales: Revenue from licensing agreements with streaming platforms, Video-on-Demand (VOD), and digital downloads is recognized over the license period or at the point of sale, depending on contract terms.
- Television Licensing: Revenue from TV network or cable licensing agreements is recognized over the contract term as content is made available.
- Merchandising and Ancillary Revenue: Revenue from film-related merchandise, sponsorships, and partnerships is recognized when control of the goods or services is transferred to the customer.
- Government Grants or Tax Incentives: Any qualifying grants or incentives are recognized when there is reasonable assurance that conditions have been met.

Revenue is recorded net of estimated returns, refunds, and distributor fees where applicable. The Company regularly evaluates contract modifications, variable consideration, and collectibility under ASC 606.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $1,927 and $7,0664, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2025, which is the date the financial statements were available to be issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of Year Ended December 31,	2024	2023
Computer Hardware	$ 2,051	$ 1,864
Property and Equipment, at Cost	2,051	1,864
Accumulated depreciation	(1,927)	(1,243)
Property and Equipment, Net	$ 124	$ 621

Depreciation expense for the years ended December 31, 2024 and 2023 was $684 and $622, respectively.

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of Year Ended December 31,		2024		2023
Capitalized Film Costs	$	44,354		18,182
Intangible assets, at cost		**44,354**		**18,182**
Accumulated amortization		-		-
Intangible assets, Net	**$**	**44,354**	**$**	**18,182**

5.   PROFIT PARTICIPATION LIABILITY

The Company has entered into a profit participation agreement with third-party investors. Under this agreement, investors are entitled to a share of the film's net profits based on their proportional investment in the offering. The terms of the agreement provide the following distribution structure:

- Initial Recoupment: Investors receive 100% of net profits until they have recovered 125% of their investment.
- Early Bird Investors: Investors who participated in the Early Bird offering receive 100% of net profits until they have recovered 135% of their investment, inclusive of the 125% recoupment in (1).
- Ongoing Participation: After the initial recoupment thresholds are met, all investors collectively receive 50% of any additional net profits on a pro-rata basis.

As of December 31, 2024, the Company has raised $123,904 under this agreement. Profit-sharing distributions will commence once the film is released and generates sufficient revenue

6.   DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Accessity Loan	$10,000	8.99%	6/29/2023	7/1/2026	$ -	$ -	$ -	$ 8,772		$ 8,772
Loan Agreement - JFLA	$ 5,000		Paif off in full in 2024		-	-	-	240		240
Total	**$15,000**				**$ -**	**$ -**	**$ -**	**$ 9,012**	**$ -**	**$ 9,012**

7.   EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2024

Member's name	Ownership percentage
Akemi Kozu Tosto	100.0%
TOTAL	**100.0%**

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

There are no related party transactions As of December 31, 2024.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $25,811, an operating cash flow loss of $18,599 and liquid assets in cash of $18,834, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.